1 Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or the “Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 GOLD FIELDS APPOINTMENT OF NON-EXECUTIVE DIRECTORS AND A MEMBER OF THE AUDIT COMMITTEE The Board of Directors of Gold Fields (the “Board”) is pleased to announce the appointment in terms of 3.59(c) of the JSE Listings Requirements of Ms. Shannon Leigh McCrae (“Ms. McCrae”) as a Non-Executive Director to the Board and Ms. Zarina Bibi Mahomed Bassa (“Ms. Bassa”) as a Non- Executive Director to the Board and a member of the Audit Committee, with effect from 2 August 2024. Ms. McCrae Ms. McCrae is based in Canada and a seasoned professional geologist and executive with more than 25 years of experience in the resource industry. Her expertise spans from early-stage exploration at mine sites across multiple commodities, leading to significant economic discoveries and innovative advancements. Recently, she has been actively engaged in mining and exploration activities through her company, Athena Geoscience, and serves as a Board member of Probe Gold, Vox Royalty and Atacama Copper. Until recently Ms. McCrae was non-executive director of Boart Longyear. Prior to her current roles, she held the position of Director of Exploration and Growth at Barrick Gold, where she was a key member of the senior Global Exploration and Growth team until 2019. Ms. McCrae has also held senior positions with De Beers Canada and served as Vice President of Business Development at Novamera. Ms. Bassa Ms. Bassa is based in South African and a qualified Chartered Accountant. Ms. Bassa is currently the senior independent director and Audit Committee chair of Investec plc and Investec Ltd, the specialist banking and wealth management group, and a Non-Executive Director of JSE Ltd. Ms. Bassa previously served as lead independent director of Woolworths Holdings Ltd and non-executive director of several other companies including Mediclinic International plc; Oceana Group Ltd; Kumba Iron Ore Ltd; Mercedes Benz SA Ltd; Sun International Ltd and Vodacom South Africa Proprietary Limited. Ms. Bassa is the past Chair of Yebo Yethu Ltd, Vodacom Group's black economic empowerment scheme. From a regulatory perspective, Ms. Bassa has chaired the Independent Regulatory Board for Auditors (IRBA) and the Auditing Standards Board and has served on the boards of SAICA (the South African Institute of Chartered Accountants), FSB (the Financial Services Board) and the Accounting Standards Board. As a qualified chartered accountant Ms. Bassa was a partner of Ernst & Young Inc. after which she joined the Absa Group in 2002, where she served as an Executive Director of Absa Bank, a member of the group’s Executive Committee, and Head of the Private Bank.

2 The Board welcomes Ms. McCrae and Ms. Bassa and looks forward to their contributions to and guidance of the Company as it continues to deliver on its strategy. 2 August 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd